


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


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ANNUAL REPORTS
FORM X-17A-5
PART III


SEC FILE NUMBER
8-69100


FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934


FILING FOR THE PERIOD BEGINNING ___01/01/25___ AND ENDING ___12/31/25___
MM/DD/YY   MM/DD/YY


A. REGISTRANT IDENTIFICATION


NAME OF FIRM: __Stockkings Capital LLC__

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

__30 Broad Street, Suite 1428__
(No. and Street)

New York	NY	10004
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Gregory Lewis	212.763.5820	glewis@stockkingscapital.com
(Name)	(Area Code – Telephone Number)	(Email Address)


B. ACCOUNTANT IDENTIFICATION


INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

__NTT & Company, PLLC__
(Name – if individual, state last, first, and middle name)

5865 Mistletoe Avenue	Beaumont	TX	77707
(Address)	(City)	(State)	(Zip Code)

03/19/2019	6543
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)


FOR OFFICIAL USE ONLY


* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



CONFIDENTIAL

OATH OR AFFIRMATION

I, Gregory Lewis, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Stockkings Capital LLC, as of 12/31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: Greg Lewis
Greg Lewis (May 5, 2026 20:37:28 EDT)

Title:
CEO

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☒ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Stockkings Capital LLC

Financial Statements and Supplemental Schedules
Required by the U.S. Securities and Exchange Commission

Including Independent Auditor's Report Thereon

December 31, 2025



Contents





CONFIDENTIAL

NTT & Company, PLLC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Director and Shareholder of Stockkings Capital LLC:

Opinion on Financial Statements

We have audited the accompanying statement of financial condition of Stockkings Capital LLC (the "Company") as of December 31, 2025, and the related statements of income, member's equity and cash flows for the year then ended, including the related notes (collectively referred to as "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Emphasis of Matter – Going Concern

As discussed in **Note** 8 to the financial statements, the Company has incurred recurring operating losses, has no revenue-generating activities, and is dependent on financial support from its sole member to fund operations and to maintain compliance with the SEC's Uniform Net Capital Rule (Rule 15c3-1). These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans regarding these matters are also described in Note 8. Our opinion is not modified with respect to this matter.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit provides a reasonable basis for our opinion.

Report on Supplementary Information

The accompanying Net Capital Computations, Determination of Reserve Requirements and Possession & Control Requirements ("Supplementary Information") contained in the supplemental information section has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statement. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles with the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934 and, if applicable, under Regulation 1.10 under the Commodity Exchange Act. In our opinion, the information contained in the Supplementary Information section is fairly stated, in all material respects, in relation to the financial statements as a whole.

NTT & Company, PLLC

Beaumont, Texas
May 5, 2026

We have served as the auditor for Stockkings Capital LLC since 2025.

NTT & Company, PLLC
5865 Mistletoe Avenue
Beaumont, TX 77707
512.766.8131 NathanTuttle@NTTCoCPA.com



Stockkings Capital LLC
Financial Statements
Statement of Financial Condition
For the year ended December 31, 2025

	Dec. 31, '25
ASSETS	
Cash	$ 27,728
Due from parent	2,514
Right of use lease	670
Prepaid expenses	385
Total assets	$ 31,297
LIABILITIES AND MEMBER'S EQUITY	
Liabilities:	
Accounts payable and accrued expenses	$ 10,123
Lease liability	670
Total liabilities	10,793
Member's Equity:	
Total member's equity	20,504
Total liabilities and member's equity	$ 31,297

The accompanying notes are an integral part of these financial statements.



Stockkings Capital LLC
Statement of Operations
For the year ended December 31, 2025

	Jan - Dec '25
Revenue:	
Commissions	$ -
Total revenue	-
Expenses:	
Professional fees	84,884
Salaries and Benefits	56,642
Travel and entertainment	20,978
Communications	5,522
Regulatory	4,280
Occupancy	3,250
Other	15,664
Total expenses	191,220
Net loss	$ (191,220)

The accompanying notes are an integral part of these financial statements.



Stockkings Capital LLC
Statement of Cash Flow
For the year ended December 31, 2025

	Jan - Dec '25
Cash flows from operating activities:	
Net loss	$ (191,220)
Adjustments to reconcile net loss to cash provided in operating activities:	
Non-cash allocated operating expenses deemed capital contribution	70
Changes in assets and liabilities	
Increase in due from parent	(2,514)
Decrease in prepaid expenses	16,126
Increase in accounts payable	(3,028)
Net cash used in operating activities	(180,566)
Cash flows from financing activities	
Member's contributions-cash	180,750
Net cash provided from financing activities	180,750
Net increase in cash	184
Cash - beginning of the year	27,544
Cash - end of the year	$ 27,728

The accompanying notes are an integral part of these financial statements.




Stockkings Capital LLC
Statement of Changes in Ownership Equity
For the year ended December 31, 2025


	Jan - Dec '25
Balance - beginning of year	$ 30,904
Member's contributions	180,820
Member's distributions	-
Net loss	(191,220)
Balance - end of year	$ 20,504

The accompanying notes are an integral part of these financial statements.



Stockkings Capital LLC
Footnotes to Financial Statements
For the year ended December 31, 2025

Note 1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

(a) ORGANIZATION

Stockkings Capital LLC (the Company) was formed in 2012 as a limited liability company in accordance with the laws of the state of New York and operates as a securities broker- dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a wholly owned subsidiary of Stockkings Holdings, Inc. The Company was approved by FINRA to operate as a registered broker dealer in June of 2013.

The Company was originally formed under the name Britannica Capital Partners, LLC. The name was legally changed in March 2016 to Stockkings Capital LLC.

(b) CLEARING AGREEMENT

The Company does not currently have a clearing agreement. The Company, under Rule 15c3-3(k)(2)(ii), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts. Accordingly, all customer transactions are executed and cleared on behalf of the Company by its clearing broker on a fully disclosed basis. The Company's agreements with its clearing brokers provide that as a clearing broker, that firm will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 1?a-3 and 1?a-4 of the Securities and Exchange Act of 1934, as amended (the "Act"). It also performs all services customarily incident thereon, including the preparation and distribution of customer confirmations and statements and maintenance of margin requirements under the Act and the rules of the Self-Regulatory Organizations of which the Company is a member.

(c) ACCOUNTING BASIS

The financial statements of the Company have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP).

(d) USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(e) CASH AND CASH EQUIVALENTS

The Company considers all highly liquid debt instruments with a maturity of three months or less at time of purchase to be cash equivalents.



(f) INCOME TAXES

The Company is a single-member limited liability company and is treated as a disregarded entity for U.S. federal income tax purposes. As a disregarded entity, the Company does not file a separate income tax return, and all tax effects are reported by its sole member. This tax status does not affect the Company's obligations to maintain sufficient liquidity and regulatory capital to operate as a broker-dealer as it prepares stand-alone GAAP financial statements as required under SEC Rule 17a-5.

(g) SECURITIES VALUATION AND REVENUE RECOGNITION

The Company records revenues for executing customer securities transactions and associated expenses are recorded as earned and incurred on a trade date basis.

The Company values its securities in accordance with the "Fair Value Measurements" standard. Under this standard, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

(h) ALLOWANCE FOR CREDIT LOSSES

ASC Topic 326, Financial Instruments – Credit Losses (ASC 326") impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under ASC 326, the company could determine there are no expected credit losses in certain circumstances (e.g., based on the credit quality of the client).

The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments, including fees and other receivables utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balance and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. Under the standard, the allowance for credit losses must be deducted from the amortized cost of the financial asset to present the net amount expected to be collected.

The statement of operations would reflect the measurement of credit losses for newly recognized financial assets as well as the expected increase or decrease of expected credit losses that might have taken place during the period. The Company has not provided an allowance for credit losses on December 31, 2025.



Stockkings Capital LLC
Footnotes to Financial Statements
For the year ended December 31, 2025
(Continued)

(i) SEGMENT REPORTING

The Accounting Standards Update (ASU) 2023-07 issued by the Financial Accounting Standards Board (FASB) introduced enhancements to segment reporting requirements for public entities, including broker-dealers.

The Company has a single reportable segment based on the nature of its services and regulatory environment under which it operates. The company has identified its Chief Executive Officer as the chief operating decision maker (CODM). The CODM uses the Company's Total revenues and net income, as reported in the statement of operations, as well as excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy. The CODM evaluates the Company's financial performance and allocates resources on an entity-wide basis, and the Company does not manage its operations or allocate resources based on differences in products, services, or geographic regions. The accounting policies used to measure the profit and loss of the segment are the same as described in the summary of significant accounting policies and all expense categories on the statement of operations are significant and there are no other significant segment expenses that would require disclosure.

Note 2. NET CAPITAL AND MINIMUM CAPITAL REQUIREMENTS

The Company is subject to the SEC Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. In addition, the Rule also provides that equity capital may not be withdrawn or cash distributions paid if the resulting net capital would exceed 10 to 1. At December 31, 2025, the Company had net capital of $17,605, which exceeded the minimum requirement of $5,000 by $12,605. The Company's net capital ratio was 57.50%

Note 3. FAIR VALUE MEASUREMENTS

The Company has adopted disclosure requirements for Fair Value Measurements which apply to all assets and liabilities that are being measured and reported on a fair value basis. Fair Value Measurements requires disclosures that establish a framework for measuring the value in accounting principles generally accepted in the United States of America and expands disclosure about fair value measurements. This measurement enables the reader of the financial statements to assess inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. Fair Value Measurements require that assets and liabilities carried at fair value be classified and disclosed in one of the following three categories:

Level 1: Quoted market prices in active markets for identical assets and liabilities.

Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market data.

Level 3: Unobservable inputs that are not corroborated by market data.



Stockkings Capital LLC
Footnotes to Financial Statements
For the year ended December 31, 2025
(Continued)

Note 3. FAIR VALUE MEASUREMENTS (CONTINUED)

The Company's financial instruments, including cash, due from clearing broker, prepaid expenses and other assets, and accounts payable and accrued expenses are carried at amounts that approximate fair value due to their short- term nature.

Note 4. COMMITMENTS AND CONTINGENCIES

Rent charged to expense for the Company's facilities year ended December 31, 2025, was approximately $3,250. The lease is in the Parent's name, and the Company is allocated on a monthly prorated portion through an expense sharing agreement. (See Note 6.)

The Company from time to time may become involved in legal claims arising in the ordinary course of its activities. In the opinion of management, the outcome of any legal proceedings would be covered by the Company's insurance policies, subject to normal deductibles, and accordingly, would not have a material effect on the Company's financial position or results of operations.

Note 5. CONCENTRATION OF RISK

In the normal course of business, the Company's activities through its clearing broker involve the execution, settlement and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk. In the event a customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations.

In addition, the Company bears the risk of financial failure by its clearing broker. If the clearing broker ceases doing business, the Company's receivable from this clearing broker could be subject to forfeiture.

The Company maintains its cash at a reputable financial institution, which has not exceeded federally insured limits. The Company has not experienced any loss in these accounts and does not believe it is exposed to any significant credit risk on such cash.

Note 6. RELATED PARTY

The Company entered an expense sharing arrangement with its Parent whereby the Parent would pay certain common expenses and allocate an appropriate share to the Company (See Note 4). The Company is a single-member limited liability company and wholly owned subsidiary of Stockkings Holdings, Inc. (the "Parent"). The Parent's sole shareholder also serves as the Manager of the Company and is responsible for overseeing the Company's operations. During the year ended December 31, 2025, the Parent provided capital to the Company to support regulatory net capital requirements and operating needs. The Parent funded these capital contributions using unencumbered borrowed funds obtained from third-party lenders. The borrowings are obligations of the Parent only; the Company is not a party to the financing arrangements, does not guarantee the Parent's borrowings and has no responsibility for repayment.



Stockkings Capital LLC
Footnotes to Financial Statements
For the year ended December 31, 2025
(Continued)

Note 6. RELATED PARTY (CONTINUED)

Capital contributions from the Parent totaled $171,870 during the year and were recorded as increases to member's equity. Management represents the funds contributed to the Company were and remain free of any liens, restrictions, or other encumbrances that would impair their availability as allowable net capital under SEC Rule 15c3-1.

Because the Parent and the Company are under common control and the Parent's sole shareholder manages the Company, these transactions are considered related-party transactions under ASC 850. The terms of the Parent's borrowings and capital contributions were negotiated directly by related parties and may not be equivalent to those that would have been obtained in an arm's length transaction.

As of December 31, 2025, there were no amounts due to or from the Parent other than the equity contributions described above.

In addition, the Company's manager contributed $8,950 of capital during the year. Because the manager is the sole shareholder of the Parent, this contribution is also considered a related-party capital transaction.

During the year ending December 31, 2025, the Company was party to a compensation agreement with its Manager under which the Manager was entitled to payments for services rendered to the company. Although the agreement refers to these amounts as "guaranteed payments," the Company is not a partnership and therefore such payments do not represent guaranteed payments within the meaning of Internal Revenue Code §707(c). For financial reporting purposes under U.S. GAAP, these payments are classified as compensation expense. Total compensation expense incurred under this arrangement was $56,642 for the year ended December 31, 2025, all of which was paid as of year-end. Because the Manager is also the sole owner of the Parent, the arrangement represents a related party transaction under common control as defined in ASC 850. The Parent was not a party to the compensation agreement. Amounts paid to the Manager under this agreement did not constitute capital withdrawals and had no impact on the Company's equity other than through the recognition of compensation expense. No other amounts were due to or from the Manager or the Parent related to this arrangement as of December 31, 2025.

Note 7. LEASE LIABILITY

The Company leases office space under a non-cancelable operating lease agreement. The lease conveys the right to control the use of the identified office space during the lease term and is accounted for in accordance with ASC 842, Leases. The lease does not contain any renewal options that the Company is reasonably certain to exercise. At lease commencement, the Company recognized a right-of-use ("ROU") asset and corresponding lease liability measured at the present value of future lease payments using the Company's incremental borrowing rate Balance Sheet Presentation:

| Right of Use | $670 |
| Lease Liability | $670 |



Stockkings Capital LLC
Footnotes to Financial Statements
For the year ended December 31, 2025
(Continued)

Note 8. GOING CONCERN

During the year ended December 31, 2025, the Company incurred significant operating expenses without any revenues and remains dependent on financial support from its sole member to fund operations and to maintain compliance with the SEC's Uniform Net Capital Rule (Rule 15c3-1). The Company's current operations do not generate sufficient cash flows to meet ongoing obligations without continued capital contributions or other financial support. These conditions raise substantial doubt about the Company's ability to continue as a going concern for a period of one year after the date the financial statements are issued. Management's plans to address these matters include obtaining a new clearing agreement. While management believes these plans will be sufficient, the success of these plans cannot be assured. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Note 9. SUBSEQUENT EVENTS

As required by FASB ASC Topic 855, "Subsequent Events", the Company has evaluated subsequent events for adjustment to or disclosure in its financial statements through the date the statements were issued. No recordable or disclosable events occurred.



Stockkings Capital LLC

<u>Supplementary Information Section</u>

Pursuant to SEA Rule 17a-5 of the Securities and Exchange Act of 1934

As of and for the year ended December 31, 2025



Stockkings Capital LLC
Supplementary Information
Net Capital Computations
Pursuant to SEA Rule 17a-5 of the Securities and Exchange Act of 1934
As of and for the year ended December 31, 2025

Computation of Net Capital

Total Qualified Ownership Equity	$	20,504
Allowable Subordinated Loans		-
Non-Allowable Assets		2,899
Haircuts on Securities Positions		
Securities Haircuts		-
Undue Concentration Charges		-
Net Allowable Capital	$	17,605

Computation of Net Capital Requirement

Minimum Net Capital Required as a Percentage of Aggregate Indebtedness	$	675
Minimum Dollar Net Capital Requirement of Reporting Broker/Dealer	$	5,000
Net Capital Requirement	$	5,000
Excess Net Capital	$	12,605

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness from Statement of Financial Condition	$	10,123
Percentage of Aggregate Indebtedness to Net Capital		57.50%
		0.58 : 1
Percentage of Debt to debt-equity computed pursuant to 15c3-1(d)		

Computation of Reconciliation of Net Capital

Net Capital Computed and Reported on FOCUS IIA as of December 31, 2025	$	14,247
Adjustments		
Increase (Decrease) in Equity		(8,040)
Increase (Decrease) in Subordinated Loans		-
(Increase) Decrease in Non-Allowable Assets		11,398
(Increase) Decrease in Securities Haircuts		-
(Increase) Decrease in Undue Concentration Charges		-
Net Capital per Audit	$	17,605
Reconciled Difference	$	-



Stockkings Capital LLC

Supplementary Customer Protection Exemption Report

Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2) Of the Securities and Exchange Act of 1934

As of and for the year ended December 31, 2025



Stockkings Capital LLC
Supplementary Statements
Net Capital, Determination of Reserve and Possession & Control Requirements

Pursuant to SEA Rule 17a-5 of the Securities and Exchange Act of 1934
As of and for the year ended December 31, 2025

Statement Related to Uniform Net Capital Rule

The Company is a member of FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500% (15:1), or, during its first year of operations, 800% (8:1). Net capital and the related net capital ratio may fluctuate daily. At December 31, 2025, the Company had net capital of $17,605 which was $12,605 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 57.51% (.58:1). The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintain minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not, therefore, calculate its net capital requirement under the alternative reserve requirement method.

Statement Related to Determination of Customer Reserve Requirements

The Company operates pursuant to an exemption from 15c3-3, and/or no exemption purusant to footnote 74 of SEC Release 34-70073 and does not take possession of customer funds or securities and is therefore not required to compute the determination of customer reserve requirements.

Statement Related to Exemptive Provision (Possession and Control)

The Company operates pursuant to an exemption from 15c3-3, and/or no exemption purusant to footnote 74 of SEC Release 34-70073 and does not take possession or control of customer funds or securities. There were no exceptions in adhering to the Company's operating exemption and/or no exemption, as applicable.

Statement Related to SIPC Reconciliation

SEA Rule 17a-5(e)(4) requires a registered broker-dealer not exempt from SIPC membership with gross revenues in excess of $500,000, or firm's that file Form SIPC-3, to file an Agreed Upon Procedures Report (AUP Report). SIPC members with gross revenues below $500,000 are not required to file an AUP Report. If an AUP Report is required, the AUP Report may be included within this Supplemental Information section or filed with SIPC under separate cover.





CONFIDENTIAL

NTT & Company, PLLC

Supplementary Schedules Pursuant to SEA Rule 17a-5 Of the Securities and Exchange Act of 1934
For the Year-End December 31, 2025

Report of Independent Registered Public Accounting Firm Exemption Review Report Pursuant to 15c3-3

Exemption and No Exemption: 15c3-3(k)(2)(ii) and footnote 74 of SEC Release 34-70073

Gregory Lewis
Stockkings Capital LLC
30 Broad Street, Suite 1428
New York, NY 10004

Dear Gregory Lewis:

We have reviewed management's statements, included in the accompanying Exemption Report provided to us, in which Stockkings Capital LLC identified 15c3-3(k)(2)(ii) and footnote 74 of SEC Release 34-70073 as the provisions under 17 C.F.R. § 15c3-3(k) under which it claims exemption and no exemption, respectively, from 17 C.F.R. §240.15c3-3. Stockkings Capital LLC stated that it has met the 15c3-3(k)(2)(ii) exemption throughout the most recent fiscal year, January 01, 2025, through December 31, 2025, without exception, or, with exception, as represented in the Exemption Report provided to us.

Stockkings Capital LLC, in addition to operating under an exemption pursuant to 17 C.F.R. § 15c3-3(k), also operates pursuant footnote 74 of SEC Release 34-70073 and its business activities under which it operates pursuant to no exemption is limited to: Participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4. Further, Stockkings Capital LLC does not, directly or indirectly receive, hold, or owe funds or securities for or to customers other than funds received and promptly transmitted in compliance with paragraphs (a) or (b)(2) of Rule 15c2-4, and Stockkings Capital LLC does not carry accounts of customers and Stockkings Capital LLC does not carry proprietary accounts as defined in Rule 15c3-3. Stockkings Capital LLC stated that it has met the requirements to operate pursuant to footnote 74 of SEC Release 34-70073 throughout the most recent fiscal year, January 01, 2025, through December 31, 2025, without exception, or, with exception as represented in the Exemption Report provided to us.

Stockkings Capital LLC's management is responsible for compliance with the exemption provisions and its statements. Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Stockkings Capital LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion. Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.

NTT & Company, PLLC

Beaumont, Texas
May 5, 2026



Stockkings Capital LLC
30 Broad Street, Suite 1428
New York, NY 10004

Stockkings Capital LLC - Exemption Report

To: NTT & Company, PLLC
        5865 Mistletoe Avenue
        Beaumont, TX 77707

Re: 17 C.F.R. § 240.15c3-3(k)

Stockkings Capital LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers").

This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of our knowledge and belief the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k): 15c3-3(k)(2)(ii)

2. The **Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent audit period, January 01, 2025 through December 31, 2025, without exception.**

3. The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities not conducted under a 15c3-3 exemption exclusively to: Participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4.

The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year, January 01, 2025 through December 31, 2025, without exception.

STOCKKINGS CAPITAL LLC

I, Gregory Lewis, do hereby affirm that to the best of my knowledge and belief, this Exemption Report, covering the period January 01, 2025 through December 31, 2025, is true and correct.

Greg Lewis
Greg Lewis (Apr 3, 2026 21:55:05 EDT)
_____
Gregory Lewis
CEO